Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Silicon Manufacturing Partners Pte Ltd:
We consent to the use of our report dated February 4, 2005 with respect to the balance sheet of Silicon Manufacturing Partners Pte Ltd as of December 31, 2004, and the related profit and loss accounts, statements of changes in equity and statements of cash flows for the years ended December 31, 2002 and 2004 incorporated by reference and to the reference to our firm under the heading “Experts” in the prospectus supplement to the registration statement (no. 333-56878) on Form F-3 of Chartered Semiconductor Manufacturing Ltd.
KPMG

/s/ KPMG
Singapore
July 29, 2005